WOLVERINE EXPLORATION INC.

4055 McLean Road
Quesnel, BC V2J 6V5

July 17, 2013

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: **John Reynolds**
Assistant Director

Re: Wolverine Exploration Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 28, 2013
File No. 000-53767

In connection with your comment letter dated July 11, 2013, Wolverine Exploration Inc. (the "**Company**") acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WOLVERINE EXPLORATION INC.

Per: [signature]

Lee Costerd
President and Chief Executive Officer